Exhibit (e)(20)

RPX CORPORATION

ONE MARKET PLAZA, STEUART TOWER, SUITE 800

SAN FRANCISCO, CA 94105

FEBRUARY 15, 2013

Max Straube

Dear Max:

RPX Corporation (the “Company”) is pleased to offer you employment on the following terms:

1. Position. Your initial title will be Vice President, Client Development, and you will initially report to Steve Swank, Senior Vice President, Client Development and Client Relations. This is a full-time position.

2. Commencement of Employment. This letter is conditioned upon your agreement to begin employment with the Company no later than March 4, 2013.

3. Cash Compensation. The Company will pay you a starting salary at the rate of $175,000 per year, payable in accordance with the Company’s standard payroll schedule. This salary will be subject to adjustment pursuant to the Company’s employee compensation policies in effect from time to time.

4. Incentive Compensation Plan. You will also be eligible to participate in the Company’s Client Development Incentive Plan, a copy of which will be provided to you after you begin employment. Your incentive plan targets will be established with your Manager and will be based primarily on the amount of membership revenue you generate for the Company. For 2013, your incentive compensation will not be less than $87,500, and you will receive $87,500 on the Company’s first regular payroll date in September. No incentive plan payment will be paid unless you are an employee of the Company on the date the incentive plan payment is paid. Please note that this incentive plan does not constitute a contract of employment or alter the “at will” status of your employment and may be adjusted at any time in the Company’s sole discretion.

5. Equity Compensation. We are also pleased to offer you an award of 3,000 restricted stock units (“RSUs”). You will not receive additional RSUs under the incentive plan until the equity portion of any incentive compensation earned exceeds 3,000 RSUs. This grant is subject to the approval of the Company’s Board of Directors and will vest in equal quarterly installments over the next year of employment. For administrative reasons, vesting of restricted stock units will occur only on the Company’s established quarterly vesting dates rather than on the anniversary of your vesting commencement date. These awards will be subject to the terms and conditions applicable to awards granted under the Company’s 2011 Equity Incentive Plan, as described in the applicable Plan and award agreement.

Max Straube

February 15, 2013

6. Employee Benefits. As a regular employee of the Company, you will be eligible to participate in a number of Company-sponsored benefits. In addition, you will be entitled to paid time off in accordance with the Company’s PTO policy, as in effect from time to time.

7. Proprietary Information and Inventions Agreement. Like all Company employees, you will be required, as a condition of your employment with the Company, to sign the Company’s standard Proprietary Information and Inventions Agreement, a copy of which is attached hereto as Exhibit A.

8. Employment Relationship. Your employment with the Company will be “at will,” meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause. Any contrary representations that may have been made to you are superseded by this letter agreement. This is the full and complete agreement between you and the Company on this term. Although your job duties, title, compensation, and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of the Company (other than you). While you render services to the Company, you will not engage in any other employment, consulting, or other business activity (whether full-time or part-time) that would create a conflict of interest with the Company. By signing this letter of agreement, you confirm to the Company that you have no contractual commitments or other legal obligations that would prohibit you from performing your duties for the Company.

9. Tax Matters.

(a) Withholding. All forms of compensation referred to in this letter agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law.

(b) Tax Advice. You are encouraged to obtain your own tax advice regarding your compensation from the Company. You agree that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company or its Board of Directors related to tax liabilities arising from your compensation.

10. Interpretation, Amendment, and Enforcement. This letter agreement and Exhibit A constitute the complete agreement between you and the Company, contains all of the terms of your employment with the Company, and supersedes and replaces any and all prior offers, agreements, statements, and representations made by or on behalf of the Company, whether written or oral, including any statements and representations made in any advertisement or in the course of any job interviews, discussions, or negotiations for this position. This letter agreement may not be amended or modified, except by an express written agreement signed by both you and a duly authorized officer of the Company (other than you). The terms of this letter agreement and the resolution of any disputes as to the meaning, effect, performance, or validity of this letter agreement or arising out of, related to, or in any way connected with this letter agreement, your employment with the Company, or any other relationship between you and the Company (the “Disputes”) will be

Max Straube

February 15, 2013

governed by California law, excluding laws relating to conflicts or choice of law. You and the Company submit to the exclusive personal jurisdiction of the federal and state courts located in San Francisco, California in connection with any Dispute or any claim related to any Dispute.

* * * * *

As required by law, your employment with the Company is contingent upon your providing legal proof of your identity and authorization to work in the United States. This offer is contingent upon our receipt of a satisfactory investigation report of your background.

You may indicate your agreement with these terms and accept this offer by signing and dating both the enclosed duplicate original of this letter agreement and the enclosed Proprietary Information and Inventions Agreement and returning them to me.

This offer shall remain in effect through 5:00 pm on February 22, 2013, after which time it shall become void.

Very truly yours,

RPX CORPORATION

/s/ Dawn Piper
By: Dawn Piper
Title: Vice President, Human Resources

I have read and accept this employment offer:

/s/ Edward “Max” Straube
Signature of Employee

Dated: February 19, 2013